SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 20 December, 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):








Bank of Ireland Group to acquire majority stake in Guggenheim Alternative Asset
                 Management - a US Fund of Hedge Funds Manager

Bank of Ireland Group announces that it has entered into an agreement to acquire 71.5% of Guggenheim Alternative Asset Management, a US fund of hedge funds manager focusing on institutional and high net worth clients, for an estimated cash consideration of US$184 million (EUR153 million). Guggenheim Alternative Asset Management has circa US$2.8 billion assets under management and is part of Guggenheim Partners, a leading private wealth and investment management firm. The exact cash consideration will be determined based on Guggenheim Alternative Asset Management's business performance to 1 April 2006. Guggenheim Alternative Asset Management's management retains 11% and Guggenheim Partners 17.5% and these holdings are subject to put and call arrangements in the medium term on a pre-agreed basis. In the event of the exercise of these options, the consideration would be in the form of Bank of Ireland stock. The number of units to be delivered will be determined by the purchase cost and the prevailing Bank of Ireland stock price at that time. The transaction is expected to close at the end of January 2006, subject to regulatory approvals and other customary conditions.

A key component of Bank of Ireland's strategy is to grow its portfolio of niche, skill-based businesses internationally. The development of the Asset Management Services division is a core element of this. The strategy of Asset Management Services is to build a diversified portfolio of discrete investment boutiques and to sell investment solutions through its established global sales and client service platform. Guggenheim Alternative Asset Management is a rapidly growing business in an attractive market segment and represents a further step in the implementation of this strategy. It brings a high quality team, solid investment performance and stringent risk controls and transparency features which will appeal to institutional investors.

Brian Goggin, Chief Executive, Bank of Ireland Group, said: "Our Asset Management Services division is an important part of our Group. Over the last decade, we have built a significant international distribution capability, which delivers investment solutions to institutional investors and their consultants. Our strategy is to harness this capability to provide an enhanced range of investment solutions in the future. The acquisition of Guggenheim Alternative Asset Management is a further step in this plan and will provide us with products and expertise in the alternative investment sector, which is an increasingly important segment of the investment market. We believe their sophisticated fund of hedge funds platform will be an attractive option for our institutional clients."

Dominic Curcio, Managing Partner, Guggenheim Partners said: "From our perspective, at the heart of this deal is a partnership between Bank of Ireland, Guggenheim Partners and the team in Guggenheim Alternative Asset Management, and we are confident that this will be the start of a long and fruitful relationship with Bank of Ireland. This deal enables Guggenheim Alternative Asset Management to harness Bank of Ireland's international distribution capability which will accelerate its growth in the institutional market. All three parties have a significant interest in the future of the business and we will work together to ensure that Guggenheim Alternative Asset Management becomes one of the leading providers of customised hedge fund solutions for institutional and high net worth investors globally."

Editors' Notes


  - Guggenheim Alternative Asset Management is an established and successful
    New York based, fund of hedge funds manager. The firm was set up in 2002 and employs 35 people. Clients of the firm include Fortune 500 corporates and institutional pension funds, as well as high net-worth individuals. Guggenheim's advisory entity is registered with the Securities and Exchange Commission (SEC).


  - Guggenheim Partners is a diversified financial services firm, providing investment management and advisory services to individuals, foundations, endowments and institutions in the Americas, Europe and Asia. The firm has over $100 billion of assets under supervision. The firm traces its heritage to the Guggenheim family, a significant contributor to the development of business and philanthropy in the United States since the late 1800s.

  - Bank of Ireland Group is the leading provider of financial services in the Republic of Ireland and has a major presence in the UK market. Under Irish GAAP it had assets of c.EUR126 billion and generated pre-tax profits of c.EUR1.3 billion in the year ended 31 March 2005. The Asset Management Services division currently consists of two investment boutiques - Bank of Ireland Asset Management (assets under management of c.EUR44bn at end September 2005) and Iridian Asset Management (assets under management of c.US$10bn at end September 2005) together with the custody and fund administration business, Bank of Ireland Securities Services.

  - Alternative investments, of which hedge funds are a key component, represent a rapidly growing segment of the global investment market. Today, the hedge fund business worldwide is worth in excess of US$1 trillion. Double-digit growth is forecast for the next 3 years, with close to 50% of that growth expected to come from institutional investors. A fund of hedge funds approach gives access to this growing segment in a risk controlled manner.

Ends.

Date: 20th December 2005

For further information contact:

Dan Loughrey      Head of Group Corporate Communications          353 1 604 3833

Geraldine Deighan Head of Investor Relations                      353 1 604 3501


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 20 December, 2005